Filed pursuant to Rule 433

Dated March 2, 2020
Issuer Free Writing Prospectus supplementing the
Preliminary Prospectuses
dated February 28, 2020
Registration No. 333-232731

GFL Environmental Inc.

Concurrent Offerings of

75,000,000 Subordinate Voting Shares
(the “Subordinate Voting Shares Offering”)

and

15,500,000 6.00% Tangible Equity Units

(the “Units Offering”)

The information in this pricing term sheet relates only to the Subordinate Voting Shares Offering and the Units Offering and should be read together with (i) in the case of investors purchasing in the Subordinate Voting Shares Offering, the preliminary prospectus, dated February 28, 2020, relating to the Subordinate Voting Shares Offering (the “Subordinate Voting Shares Preliminary Prospectus”) or (ii) in the case of investors purchasing in the Units Offering, the preliminary prospectus, dated February 28, 2020, relating to the Units Offering (the “Units Preliminary Prospectus” and, together with the Subordinate Voting Shares Preliminary Prospectus, the “Preliminary Prospectuses”). The closing of the Units Offering is conditioned upon the closing of the Subordinate Voting Shares Offering, but the closing of the Subordinate Voting Shares Offering is not conditioned upon the closing of the Units Offering. Terms used but not defined herein have the meanings assigned to such terms in the applicable Preliminary Prospectus.

All references to “$” in this document are to U.S. dollars, unless indicated otherwise. All references to “C$” in this document are to Canadian dollars and assumes an exchange rate of $1.0000 = C$1.3333.

Issuer:	GFL Environmental Inc.*, a corporation incorporated in Ontario, Canada (the “Company”).

Ticker/Exchange for Subordinate Voting Shares:	GFL/New York Stock Exchange (“NYSE”). GFL/Toronto Stock Exchange

Ticker/Exchange for Units:	GFLU/NYSE.

Trade Date:	March 3, 2020.

Closing Date:

March 6, 2020.

It is expected that delivery of the Subordinate Voting Shares and the Units will be made against payment therefor on or about March 6, 2020, which is the third business day following the Trade Date (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Subordinate Voting Shares or Units on any day prior to the second business day before delivery will be required, by virtue of the fact that the Subordinate Voting Shares or Units, as applicable, initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Subordinate Voting Shares or Units who wish to trade the Subordinate Voting Shares or Units, as applicable, prior to their date of delivery should consult their own advisors.

Subordinate Voting Shares Offering

Title of Securities:	Subordinate voting shares of the Company (“Subordinate Voting Shares”).

Number of Subordinate Voting Shares Offered by the Company:	73,361,842 shares (or 84,611,842 shares if the underwriters of the Subordinate Voting Shares Offering exercise their option to purchase additional Subordinate Voting Shares in full).

Number of Subordinate Voting Shares Offered by the Selling Shareholder:	1,638,158 shares.

Subordinate Voting Shares Public Offering Price:	$19.00 (or C$25.33) per share.

Underwriting Discounts and Commissions:	$0.6175 per share.

Estimated Net Proceeds to the Company from the Subordinate Voting Shares Offering:

The net proceeds from the Company’s sale of Subordinate Voting Shares in the Subordinate Voting Shares Offering, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by the Company, will be approximately $1,336.3 million (or C$1,781.7 million) (or approximately $1,543.1 million (or C$2,057.4 million) if the underwriters of the Subordinate Voting Shares Offering exercise their option to purchase additional Subordinate Voting Shares in full). The Company will not receive any proceeds from the sale of the Subordinate Voting Shares in the Subordinate Voting Shares Offering by the selling shareholder.

Joint Lead Book-Running Managers:	J.P. Morgan Securities LLC BMO Nesbitt Burns Inc. Goldman Sachs & Co. LLC RBC Dominion Securities Inc. Scotia Capital Inc.

Joint Book-Running Managers:	Barclays Capital Canada Inc. BC Partners Securities LLC Raymond James Ltd. Stifel, Nicolaus & Company, Incorporated TD Securities Inc.

Co-Managers:	BofA Securities, Inc. CIBC World Markets Inc. HSBC Securities (Canada) Inc. National Bank Financial Inc.

CUSIP for the Subordinate Voting Shares:	36168Q 104

ISIN for the Subordinate Voting Shares:	US36168Q1046

Units Offering

Title of Securities:	6.00% Tangible Equity Units (the “Units”).

Number of Units Offered:	15,500,000 Units (or 17,825,000 Units if the underwriters of the Units Offering exercise their option to purchase additional Units in full).

Stated Amount/Public Offering Price:	$50.00 (C$66.67) per Unit.

Composition of Units:

Each Unit is composed of two parts:

•        a prepaid stock purchase contract issued by the Company (a “Purchase Contract”); and

•        a senior amortizing note issued by the Company (an “Amortizing Note”), which has an initial principal amount of $8.5070 per Amortizing Note, bears interest at a rate of 4.00% per annum and has a final installment payment date of March 15, 2023.

Fair Market Value of the Units:	The Company has determined that the fair market value of each Purchase Contract is $41.4930 and the fair market value of each Amortizing Note is $8.5070.

Reference Price:

$50.00 divided by the then applicable Maximum Settlement Rate (as defined below) (the “Reference Price”), which is initially approximately equal to the Subordinate Voting Shares Public Offering Price per share in the Subordinate Voting Shares Offering described above.

Threshold Appreciation Price:

$50.00 divided by the then applicable Minimum Settlement Rate (as defined below) (the “Threshold Appreciation Price”), which is initially approximately $22.80 (C$30.40) and represents a premium of approximately 20% over the Reference Price.

Minimum Settlement Rate:	2.1930 Subordinate Voting Shares per Purchase Contract, subject to adjustment as described in the Units Preliminary Prospectus (the “Minimum Settlement Rate”).

Maximum Settlement Rate:	2.6316 Subordinate Voting Shares per Purchase Contract, subject to adjustment as described in the Units Preliminary Prospectus (the “Maximum Settlement Rate”).

Settlement Rate:

The following table illustrates the settlement rate per Purchase Contract and the value of Subordinate Voting Shares issuable upon settlement on the “mandatory settlement date” (as defined in the Units Preliminary Prospectus), determined using the “applicable market value” (as defined in the Units Preliminary Prospectus) shown, subject to adjustment as described in the Units Preliminary Prospectus:

Applicable Market Value of Subordinate Voting Shares	Settlement Rate	Value of Subordinate Voting Shares Delivered (Based on the Applicable Market Value Thereof)
Less than the Reference Price	2.6316 Subordinate Voting Shares	Less than $50.00

Less than or equal to the Threshold Appreciation Price but greater than or equal to the Reference Price	A number of Subordinate Voting Shares equal to $50.00 divided by the applicable market value	$50.00

Greater than the Threshold Appreciation Price	2.1930 Subordinate Voting Shares	Greater than $50.00

Early Settlement at Holder’s Election:

At any time prior to 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding March 15, 2023, a holder may settle any or all of its Purchase Contracts early, in which case the Company will deliver a number of Subordinate Voting Shares per Purchase Contract equal to: (i) if such holder settles Purchase Contracts prior to 5:00 p.m., New York City time, on September 4, 2020, 95% of the Minimum Settlement Rate on the early settlement date, and (ii) if such holder settles Purchase Contracts commencing on September 4, 2020, the Minimum Settlement Rate on the early settlement date, subject in either case to adjustment as described in the Units Preliminary Prospectus.

Early Settlement Upon a Fundamental Change:

The following table sets forth the “fundamental change early settlement rate” (as defined in the Units Preliminary Prospectus) per Purchase Contract for each share price and effective date set forth below:

Share Price

Effective Date	$10.00	$15.00	$19.00	$22.80	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$60.00	$75.00
March 6, 2020	2.4857	2.3375	2.1838	2.1792	2.1608	2.1430	2.1414	2.1444	2.1478	2.1506	2.1540	2.1562
March 15, 2021	2.5587	2.4213	2.3295	2.2184	2.1928	2.1680	2.1639	2.1652	2.1669	2.1681	2.1692	2.1698
March 15, 2022	2.6110	2.5249	2.4776	2.2549	2.2173	2.1856	2.1813	2.1814	2.1816	2.1818	2.1818	2.1819
March 15, 2023	2.6316	2.6316	2.6316	2.1930	2.1930	2.1930	2.1930	2.1930	2.1930	2.1930	2.1930	2.1930

The exact share price and effective date may not be set forth in the table above, in which case:

•      if the applicable share price is between two share prices in the table or the applicable effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower share prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•      if the applicable share price is greater than $75.00 per share (subject to adjustment in the same manner and at the same time as the share prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•      if the applicable share price is less than $10.00 per share (subject to adjustment in the same manner and at the same time as the share prices set forth in the column headings of the table above, the “Minimum Share Price”), the fundamental change early settlement rate will be determined as if the share price equaled the Minimum Share Price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of Subordinate Voting Shares deliverable under a Purchase Contract is 2.6316, subject to adjustment in the same manner and at the same time as the fixed settlement rates as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Units Preliminary Prospectus.

Early Mandatory Settlement at the Company’s Election:

The Company has the right to settle the Purchase Contracts on or after March 15, 2021, in whole but not in part, on a date fixed by the Company as described in the Units Preliminary Prospectus at the “early mandatory settlement rate,” which will be the Maximum Settlement Rate as of the “notice date” (as defined in the Units Preliminary Prospectus), unless the “closing price” (as defined in the Units Preliminary Prospectus) per Subordinate Voting Share for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the notice date in a period of 30 consecutive trading days ending on, and including, the trading day immediately preceding the notice date exceeds 130% of the Threshold Appreciation Price in effect on each such trading day, in which case the “early mandatory settlement rate” will be the Minimum Settlement Rate as of the notice date.

Initial Principal Amount of Amortizing Notes:

$8.5070 per Amortizing Note.

$131,858,500 (or C$175,806,938.05) in aggregate (or $151,637,275 (or C$202,177,978.76) in the aggregate if the underwriters of the Units Offering exercise their option to purchase additional Units in full).

Installment Payment Dates:	Each March 15, June 15, September 15 and December 15, commencing on June 15, 2020, with a final installment payment date of March 15, 2023.

Payments on the Amortizing Notes:

The Company will pay holders of each Amortizing Note equal quarterly cash installments of $0.7500 per Amortizing Note (except for the June 15, 2020 installment payment, which will be $0.8250 per Amortizing Note), which cash payment in the aggregate will be equivalent to 6.00% per annum with respect to each $50.00 Stated Amount of Units. Each installment will constitute a payment of interest (at a rate of 4.00% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth in the following amortization schedule:

Installment Payment Date	Amount of Principal	Amount of Interest
June 15, 2020	$0.7314	$0.0936
September 15, 2020	$0.6722	$0.0778
December 15, 2020	$0.6790	$0.0710
March 15, 2021	$0.6858	$0.0642
June 15, 2021	$0.6926	$0.0574
September 15, 2021	$0.6995	$0.0505

Installment Payment Date	Amount of Principal	Amount of Interest
December 15, 2021	$0.7065	$0.0435
March 15, 2022	$0.7136	$0.0364
June 15, 2022	$0.7207	$0.0293
September 15, 2022	$0.7279	$0.0221
December 15, 2022	$0.7352	$0.0148
March 15, 2023	$0.7426	$0.0074

Repurchase of Amortizing Notes at the Option of the Holder:

If the Company elects to settle the Purchase Contracts early, holders of Amortizing Notes (whether as components of Units or separate Amortizing Notes) will have the right to require the Company to repurchase some or all of their Amortizing Notes for cash at a repurchase price per Amortizing Note equal to the principal amount of such Amortizing Note as of the “repurchase date” (as defined in the Units Preliminary Prospectus), plus accrued and unpaid interest on such principal amount from, and including, the immediately preceding Installment Payment Date to, but not including, the repurchase date, calculated at a rate of 4.00% per annum.

Underwriting Discounts and Commissions:	$1.6250 per Unit.

Estimated Net Proceeds to the Company from the Units Offering:

The net proceeds from the sale of Units in the Units Offering, after deducting the underwriting discounts and commissions and estimated offering expenses, will be approximately $749.8 million (or C$999.7 million) (or approximately $862.3 million (or C$1,149.7 million) if the underwriters of the Units Offering exercise their option to purchase additional Units in full).

Joint Lead Book-Running Managers:	J.P. Morgan Securities LLC BMO Nesbitt Burns Inc. Goldman Sachs & Co. LLC RBC Dominion Securities Inc. Scotia Capital Inc.

Joint Book-Running Managers	Barclays Capital Canada Inc. BC Partners Securities LLC Raymond James Ltd. Stifel, Nicolaus & Company, Incorporated TD Securities Inc.

Co-Managers:	BofA Securities, Inc. CIBC World Markets Inc. HSBC Securities (Canada) Inc. National Bank Financial Inc.

CUSIP for the Units:	36168Q 120

ISIN for the Units:	US36168Q1206

CUSIP for the Purchase Contracts:	36168Q 112

ISIN for the Purchase Contracts:	US36168Q1123

CUSIP for the Amortizing Notes:	36168Q AH7

ISIN for the Amortizing Notes:	US36168QAH74

An investment in the Subordinate Voting Shares or the Units is subject to a number of risks that should be considered by a prospective purchaser. See “Risk Factors” in the Preliminary Prospectuses.

*GFL Environmental Holdings Inc. will be amalgamated with and into GFL Environmental Inc. prior to closing.

The Company has filed a registration statement (including the Preliminary Prospectuses) with the Securities and Exchange Commission (the “SEC”) for the Subordinate Voting Shares Offering and the Units Offering. Before you invest, you should read the applicable Preliminary Prospectus for more complete information about the Company and the Subordinate Voting Shares Offering and the Units Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Company, any underwriter or any dealer participating in the Subordinate Voting Shares Offering or the Units Offering will arrange to send you the applicable prospectus if you request it by contacting J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or telephone: 1-866-803-9204 or J.P. Morgan Securities Canada Inc., Suite 4500, TD Bank Tower, 66 Wellington Street West, Toronto, ON M5K 1E7 or by telephone: Canada Sales 416-981-9233; BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at 1-800-414-3627 or by email at bmoprospectus@bmo.com or BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at 1-905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone: 1-866-471-2526, or by facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com or Goldman Sachs Canada Inc., TD North Tower, 77 King Street West Suite 3400, Toronto, ON M5K 1B7; RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281, by telephone at 1-877-822-4089, or by email at equityprospectus@rbccm.com or RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attn: Distribution Centre, or via telephone: 1-416-842-5349, or via email at Distribution.RBCDS@rbccm.com; Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com or Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 64th Floor, 40 King Street West, M5H 3Y2, Toronto, Ontario, or by telephone at 1-416-863-7704 or by email at equityprospectus@scotiabank.com.

The information in this pricing term sheet supersedes the information in the applicable Preliminary Prospectus to the extent inconsistent with the information in such Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to, and should be read in conjunction with, the applicable Preliminary Prospectus, which was included in Amendment No. 10 to the Registration Statement on Form F-1.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.